23002047

Washington, D.C. 20549

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ANNUAL REPORTS FORM X-17A-5 PART III

SEC Mail Processing

NOV 29 2023

Washington, DC

SEC FILE NUMBER
8-36638

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/1/2022 (MM/DD/YY) AND ENDING 9/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SA Stone Wealth Management Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 Perimeter Park South, Suite 500
(No. and Street)

Birmingham	AL	35243
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Graham Wilson	205-414-3324	graham.wilson@stonex.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Warren Averett, LLC
(Name – if individual, state last, first, and middle name)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

5/17/2005	2226
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Joseph Porzio, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SA Stone Wealth Management Inc., as of September 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

FLORIDA NOTARY ASSOCIATION SINCE 1978

MARIA CASTILLO
Notary Public
State of Florida
Comm# HH329805
Expires 11/7/2026

Signature: [signature]

Title: Chief Financial Officer, SA Stone Wealth Management Inc.

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of SA Stone Wealth Management Inc.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of SA Stone Wealth Management Inc. (a Delaware corporation) as of September 30, 2023, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of SA Stone Wealth Management Inc. as of September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of SA Stone Wealth Management Inc.'s management. Our responsibility is to express an opinion on SA Stone Wealth Management Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SA Stone Wealth Management Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Warren Averett, LLC

We have served as SA Stone Wealth Management Inc.'s auditor since 2013.
Birmingham, Alabama
November 27, 2023

SA STONE WEALTH MANAGEMENT INC.
(A Wholly-Owned Subsidiary of StoneX Group Inc.)
Statement of Financial Condition
September 30, 2023

Assets		
Cash and cash equivalents, and restricted cash	$	8,628,773
Deposits with and receivables from clearing brokers, net		1,830,085
Notes receivable, net		2,803,662
Deferred tax assets, net		1,443,244
Intangible assets (less accumulated amortization of $1,185,320)		1,529,934
Furniture and equipment (less accumulated depreciation of $1,062,171)		1,437
Other assets		1,998,463
Total assets	$	18,235,598
Liabilities and Stockholder's Equity		
Due to parent	$	1,117,223
Payable to financial advisors		2,186,552
Due to affiliates		1,610,866
Other liabilities		2,249,792
Total liabilities		7,164,433
Stockholder's equity:		
Common stock, $0.001 par value. 2,500 shares authorized, issued, and outstanding		2
Additional paid-in capital		8,757,139
Retained earnings		2,314,024
Total stockholder's equity		11,071,165
Total liabilities and stockholder's equity	$	18,235,598

See accompanying notes to statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) Description of Business

SA Stone Wealth Management Inc. (the Company), is a wholly-owned subsidiary of StoneX Group Inc. (StoneX or the Parent). The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities include the execution of securities transactions for institutional and retail customers, as well as sales of insurance products to retail customers. Institutional and retail customers are introduced to the Company through a network of independent financial advisors and third-party marketing agreements with various banks. A significant portion of the securities transactions are settled through an affiliated clearing broker on a fully disclosed basis. The securities not cleared through the affiliated clearing broker are cleared through RBC and Pershing.

The Company contracts with StoneX Financial Inc. (SFI), an affiliate, to serve as the clearing and carrying broker, to clear and perform the majority of other back office operations, and to maintain and preserve all books and records required by applicable provisions of law and applicable rules of the SEC. Under the terms of the agreement, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. Management has not experienced and does not expect any significant losses under this agreement.

(b) Use of Estimates in Statement of Financial Condition

The accounting principles used in preparing the statement of financial condition conform with accounting principles generally accepted in the United States of America (U.S. GAAP) and with general practices followed by broker/dealers in the securities industry. These principles and practices require management to make estimates and assumptions about future events. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements, allowance for deferred taxes, and contingent liabilities. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances dictate. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements and contingent liabilities are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

(c) Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include short-term, highly-liquid investments with original maturities of three months or less and are not restricted as to use. The Company's cash and cash equivalents are composed of noninterest-bearing deposits and money market funds.

The Company's money market funds are included within Level 1 of the fair value hierarchy, which is based on the nature of the inputs used to determine the fair value at the measurement date.

(d) Accounting for Securities Transactions and Other Activity

Receivables/payables with broker/dealers, if any, are recorded on a settlement-date basis, which does not differ materially from a trade-date basis.

Included within other assets are securities owned, which are stated at fair value.

(e) Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation.

(f) Other Assets

Other assets consist primarily of prepaid assets and accrued revenues. The prepaid assets and accrued revenues had balances of $685,654 and $1,229,881 respectively, as of September 30, 2023. Prepaid assets primarily consist of advance payments made for services that will be charged to expense in future periods when services are rendered. Accrued revenues relates to income earned on securities transactions traded but not settled as of year-end, as well as certain unbilled receivables for managed fees processed through third party platforms.

(g) Intangible Assets

Identifiable intangible assets have an estimated period of benefit of seven years. Identifiable intangible assets are tested for impairment at least annually, or whenever events or changes in circumstances suggest the carrying value of an asset or asset group may not be fully recoverable. Residual value is presumed to be zero for all identifiable intangible assets.

(h) Subsequent Events

The Company has evaluated subsequent events and their potential effects on the statement of financial condition through the date of the issued statement of financial condition. The Company does not believe there are any material subsequent events that would require further recognition or disclosure to the September 30, 2023 statement of financial condition.

(2) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness of not more than 15 times net capital, as defined. At September 30, 2023, the Company had net capital of $3,636,210, which was $3,158,530 in excess of required net capital.

The Company claims an exemption from the provisions of the SEC's Customer Protection – Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section (k)(2)(ii) of the Rule.

(3) Commitments and Contingencies

The Company, in its capacity as a broker/dealer and underwriter, is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. Management does not expect that the resolution of any litigation or regulatory matters will have a material impact on the Company's financial position.

(4) Related-Party Transactions

SFI and the Parent provides management, consulting, and financial services to the Company. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company.

Additionally, SFI and the Parent provide office space and communications services to the Company in the normal course of operations.

Cash and cash equivalents are held in accounts with SFI. SFI serves as the custodian for the Company for securities, cash, and other property owned by or in fiduciary accounts. SFI occasionally maintains cash balances in excess of the insured limits of the Federal Deposit Insurance Corporation. However, management has not and does not expect to incur any losses related to the excess cash balances.

(5) Deposits with and receivables from clearing brokers

The Company is required to maintain a deposit with its clearing brokers according to the terms of its fully disclosed clearing agreements. The deposits are refundable to the Company upon termination of the agreement. The Company maintains a total deposit balance of $535,771 as of September 30, 2023. The Company also has a receivable balance due from clearing brokers related to securities transactions cleared through RBC and Pershing. Receivables due from the clearing firms are reconciled monthly.

(6) Notes receivable, net

Notes receivable consists of cash promissory notes and forgivable promissory notes issued to financial advisors in the normal course of business. Notes receivable includes a reserve for uncollectible amounts which reflects the Company's best estimate of probable inherent losses in the account. The Company considers a number of factors included but not limited to historical collection experience, payment terms and aging of the financial asset, as well as specific identification in certain circumstances. The allowance for credit losses related to notes receivables was $253,024 as of September 30, 2023.

(7) Intangible Assets, net

Intangible assets include purchased customer-based assets with a gross amount of $2,715,254 and accumulated amortization of $1,185,320.

(8) Income Taxes

The Company is included in the consolidated federal income tax return filed by StoneX. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from StoneX. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates.

Deferred tax assets and liabilities are determined under the asset-liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rates in effect for the applicable tax periods. The net deferred tax assets in the statement of financial condition has been recorded as follows:

Deferred tax assets:		
Bad debt reserves	$	152,663
Intangibles		1,378,491
Accrued vacation		17,702
Accrued expenses		24,480
Furniture and equipment		5,037
Total deferred tax assets		1,578,373
Deferred tax liabilities:		
Prepaid expenses		(135,129)
Total deferred tax liabilities		(135,129)
Deferred tax assets, net	$	1,443,244

Management assesses the available positive and negative evidence to estimate if sufficient taxable income will be generated to permit the use of its deferred tax assets. On the basis of this evaluation, as of September 30, 2023, the Company believes it is more likely than not that it will realize the tax benefit of the deferred tax assets in the future.

ASC 740 defines the threshold for recognizing the benefits of tax return positions in the statement of financial condition as "more-likely than-not" to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in interim periods. As of September 30, 2023, the Company had no unrecognized tax benefits related to federal or state income tax matters. With few exceptions, the Company's tax returns for tax years prior to 2019 are no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities. StoneX has filed tax returns through fiscal year ended September 30, 2022.

SA STONE
wealth management

SA Stone Wealth Management Inc.
Exemption Report

November 27, 2023

Pursuant to Securities Exchange Act Rule 17a-5, "Reports to be made by certain brokers and dealers", SA Stone Wealth Management Inc. ("the Firm"), states that to the best of its knowledge and belief:

(1) The Firm has identified the following provision of 17 C.F.R. 240.15c3-3(k) under which it has claimed an exemption from 17 C.F.R. 15c3-3: 15c3-3(k)(2)(ii), "the exemption provision"; and

(2) The Firm has met the identified exemption provision from October 1, 2022 – September 30, 2023, with the following exceptions:

None

Signature ____________

Name: Joseph Porzio

Title: CFO

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of SA Stone Wealth Management Inc.

We have reviewed management's statements, included in the accompanying SA Stone Wealth Management Inc. Exemption Report, in which (1) SA Stone Wealth Management Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which SA Stone Wealth Management Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) SA Stone Wealth Management Inc. stated that SA Stone Wealth Management Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. SA Stone Wealth Management Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SA Stone Wealth Management Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Birmingham, Alabama
November 27, 2023

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES
Related to the Securities Investor Protection Corporation
Assessment Reconciliation

To the Board of Directors and Stockholder
SA Stone Wealth Management Inc.
2 Perimeter Park South
Birmingham, AL 35243

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2023, which were agreed to by SA Stone Wealth Management Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating SA Stone Wealth Management Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). SA Stone Wealth Management Inc.'s management is responsible for the SA Stone Wealth Management Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [*We agreed the September 30, 2023, Form SIPC-7 remitted payment of $10,702 to wire #2333158156726 and traced this payment as recorded to the Employer's (public liability) Insurance account #68316 in the general ledger system of SA Stone Wealth Management Inc. on November 27, 2023. We also agreed the Form SIPC-6 remitted payment of $11,599 to wire #2195576 and traced this payment as recorded to the Employer's (public liability) Insurance account #68316 in the general ledger system of SA Stone Wealth Management Inc. on April 28, 2023*] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2023 (for Statement of Income (Loss) amounts that are presented on a quarterly basis in the Form X-17A-5, we aggregated the amounts for the periods presented for the period October 1, 2022 through December 31, 2022; January 1, 2023 through March 31, 2023; April 1, 2023 through June 30, 2023; and July 1, 2023 through September 30, 2023), as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2023, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [*We agreed all adjustments to the trial balance noting clerical accuracy and recalculated the fee paid to the Securities Investor Protection Corporation*] supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

November 27, 2023

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

November 27, 2023

To the Board of Directors
SA Stone Wealth Management Inc.

In connection with our audit of the financial statements and supplemental information of SA Stone Wealth Management Inc. (the Company) for the year ended September 30, 2023, and have issued our report thereon dated November 27, 2023. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. We did not note any new accounting standards that were adopted in the current year. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by SA Stone Wealth Management Inc. in its 2023 financial statements are described in Note 1 to the financial statements.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimates affecting the financial statements were:

Management's estimates of the deferred taxes (allowance for deferred tax assets, if any), fair value measurements and contingent liabilities. The deferred tax assets and liabilities are determined under the asset-liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rates in effect for the applicable tax periods.

Management has concluded that the realization of the deferred tax assets is more likely than not based on historical taxable income and budget projections; for the fair value measurements and contingent liabilities, management's estimates are based on its judgements as to the carrying value of assets and liabilities not readily apparent from other sources and these values are potentially subject to material changes in the near term. Management has determined that money market funds are included within Level 1 of the fair value hierarchy, which is based on the nature of the inputs used to determine the fair value at the measurement date. Further, included within other assets and other liabilities are securities owned and securities sold but not yet purchased, which are stated at fair value with unrealized gains and losses reflected in revenue. We evaluated the key factors and assumptions used to develop the estimates in determining that it is reasonable in relation to the financial statements taken as a whole.

Significant Unusual Transaction

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature.

WA noted no significant or unusual transactions as of September 30, 2023.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the Company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. The financial statements disclosures are neutral, consistent and clear.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. There were no uncorrected misstatements in the current year under audit.

Auditor's Report

In connection with the audit of the financial statements, we have provided you a draft of our auditor's report and we have discussed the information contained therein with you.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, as required by SEC Rule 17a-5, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Independence Matters

To our knowledge, there existed no relationships between SA Stone Wealth Management, Inc. and us, including the respective related parties of each, which might reasonably be thought to bear on our independence. Also, in our professional judgment, we are independent with respect to SA Stone Wealth Management, Inc. within the meaning of the guidelines established by the Public Company Accounting Oversight Board. We have previously provided this communication in our letter dated August 10, 2023.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities Act of 1934, as supplemental information to the financial statements. We subjected that supplemental information to audit procedures in accordance with Public Company Accounting Oversight Board Auditing Standard 2701 (formerly No. 17), *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors and management of SA Stone Wealth Management Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Warren Averett, LLC

Warren Averett, LLC